Exhibit 2.1

Strictly private and confidential

Milan, July 7, 2016

To:

Lauro Cinquantasette S.p.A.

Via del Lauro, no. 7

20131 – Milano (Italy)

Facsimile No.: +39. 02. 869522522

Attention of Chief Financial Officer

With copy to

Debevoise

919 Third Avenue
New York, NY 10022

Facsimile No: +1 212 909 6836

And

Chiomenti Studio Legale

Via XXIV Maggio 43

I-00187 Rome

Attention to Francesco Tedeschini

francesco.tedeschini@chiomenti.net

+39 06 4662 2370

By registered letter with return receipt

anticipated by fax

Dear Sirs,

Re: Share Purchase Agreement executed on May 5, 2016

WHEREAS

A.       on May 5, 2016, AMRI – Albany Molecular Research, Inc., a company incorporated under the laws of the State of Delaware (USA), whose registered office is located in Albany (NY – USA) (AMRI), as buyer, and Lauro Cinquantasette S.p.A., a company incorporated under the laws of Italy whose registered office is in Milan (Italy), Via del Lauro 7, Italian Tax Code No. 04849340965 (Lauro 57), as seller, entered into a share purchase agreement (Agreement), governing the terms and conditions of the purchase of no. 65.852.365 ordinary shares representing 100% of the share capital of Prime European Therapeuticals S.p.A. – Euticals S.p.A., a company organized and existing under the laws of Italy, with registered office at Viale Bianca Maria, No. 25, Milano, tax code No. 07254610152 (Company). Except as otherwise expressly defined in this letter (Letter), capitalized terms used herein shall have the same meaning ascribed to them in the Agreement.

B.       On July 5 2016, pursuant to Article 2.4 of the Agreement, AMRI designated Evergreen S.r.l., a company incorporated under the laws of Italy, whose registered office is located in via della Moscova 18, 20121, Milan, Italian Tax Code No. 09499540962 (Evergreen) – which accepted such designation – as the entity which, subject to and upon Closing, shall acquire all of the Shares from Lauro, thereby becoming the “Buyer” under the Agreement.

1

C.       The sole quotaholder of Evergreen is AMRI - Albany Molecular Research Luxembourg Sàrl, a company incorporated under the laws of the State of Luxembourg, whose registered office is located in 6 Rue Eugene Ruppert, L – 2453, Luxembourg, Registration No. B 114207 (hereinafter, AMRI LuxCo. AMRI LuxCo, AMRI, Evergreen and Lauro 57, collectively, the Parties and each, a Party to this Letter) and whose corporate capital is wholly owned by AMRI.

D.       Article 5.2 of the Agreement provides that, at the Closing, the Buyer shall deliver to the Seller the Promissory Note A and the Promissory Note B.

E.       Following the execution of the Agreement, AMRI has represented to Lauro 57 that, consistently with AMRI group structure, the Promissory Notes shall be issued by AMRI LuxCo instead of the Buyer and, consequently, has requested that AMRI LuxCo become an Indemnified Party under the Agreement in addition to the Buyer and AMRI.

F.       On April 6, 2016, Lauro 57 issued in favor of the Missouri Department of Natural Resources a corporate guarantee for the obligations undertaken by Euticals Inc. in respect of the closure and post closure care of the plant located in W Bennett Street, Springfield MO 65807 USA, owned by Euticals Inc. itself (Missouri Corporate Guarantee).

G.       AMRI has accepted that, on or before the Closing of the transaction regulated under the Agreement, it shall use its commercially reasonable efforts to cause the Missouri Corporate Guarantee to be replaced by a guarantee issued by AMRI itself (or that other feasible solutions are pursued) so that Lauro 57 be irrevocably and fully released upon and following the Closing from all the obligations deriving from the Missouri Corporate Guarantee which shall be terminated.

H.       On June 29, 2016 AMRI has sent Lauro 57 a letter whereby AMRI asked that – subject to the satisfaction of (or waiver to) the Conditions Precedent – the Closing shall take place on July 11, 2016 which shall be the Closing Date under the Agreement.

I.       AMRI has expressed to Lauro 57 the interest that – in partial derogation of the provision set forth under Article 5.2 (ii)(b) of the Agreement – the current members of the Supervisory Board of the Company shall not be replaced at the Closing.

IN CONSIDERATION OF THE FOREGOING, by this Letter, the Parties wish to reflect their discussions referred above, thereby partially amending or supplementing the provisions of the Agreement.

1.       Closing Date.

The Parties hereby agree that, subject to the occurrence or satisfaction of (or waiver to) all the conditions precedent set out in Article 4 of the Agreement, the “Closing Date” shall be July 11, 2016.

2

2.       Designation of Evergreen and adherence of AMRI LuxCo.

By executing this Letter:

(a)       Lauro 57 acknowledges that, on July 5, 2016, Evergreen has been designated by AMRI as Buyer under the Agreement and Evergreen confirms that it has accepted AMRI’s designation, thereby becoming bound to all terms and conditions of the Agreement as Buyer thereunder;

(b)       AMRI LuxCo hereby adheres to the Agreement for the sole purposes of the following provisions:

(i)        Article 2.4 (c), which, solely for this purpose, shall read as follows: “AMRI LuxCo will be and shall remain (for so long as it is the Maker of the Promissory Notes) a Subsidiary of AMRI”;

(ii)        Article 2.4 (d), which, solely for this purpose, shall read as follows: “Evergreen acknowledges and agrees that it shall remain jointly and severally liable vis-à-vis the Seller for any obligation of AMRI LuxCo under the Agreement and the Promissory Notes, provided that (A) any payment of the Price to be paid through the Promissory Notes shall be firstly made through and claimed against the Promissory Notes and the Guaranty Agreement, and (B) that the obligation of Evergreen hereunder is for the sole benefit of the Seller (and its current Shareholders) and not for the benefit of any third parties including, without limitation, any Holder of the Promissory Notes (other than the Seller and its Shareholders)”;

(iii)        Article 2.4 (e), which, solely for this purpose, shall read as follows: “AMRI, Evergreen and AMRI LuxCo shall no longer be entitled to any of the rights and actions under the Agreement in case AMRI LuxCo ceases to be a Subsidiary of AMRI (for so long as it is the Maker of the Promissory Notes);

(iv)       Articles 7, 9, 13, 14 and 15 of the Agreement.

(c)       AMRI acknowledges and agrees that it shall remain jointly and severally liable vis-à-vis the Seller for any obligation of Evergreen and AMRI LuxCo under the Agreement and the Promissory Notes.

3.       Issuance of the Promissory Notes and payment of a portion of the Provisional Purchase Price.

(a)       Anything in Articles.3(c) and 5.2(i)(b)(3) of the Agreement to the contrary notwithstanding, the Buyer declares and Lauro 57 acknowledges that the Promissory Notes shall be issued on the Closing Date by AMRI LuxCo, which hereby undertakes to deliver the Promissory Note A and the Promissory Note B to the Seller at the Closing.

(b)       The Parties hereby also acknowledge and agree that, upon delivery to the Seller of the Promissory Note A and the Promissory Note B at the Closing, AMRI LuxCo: shall be an Indemnified Party under the terms and conditions of the Agreement, thereby becoming the beneficiary, together with AMRI and Evergreen (but without duplications) of the indemnification obligations of the Seller and the indemnification rights of an Indmnified Party as set out in Article 9 of the Agreement (and, for the avoidance of doubt, shall therefore have the right, under the terms and conditions of Article 9.5, to set-off any indemnification amount due by the Seller pursuant to Article 9 of the Agreement).

3

4.       Missouri Corporate Guarantee.

(a)       AMRI and/or Evergreen hereby undertake to use its commercially reasonable efforts to cause, by no later than the Closing Date, the Missouri Corporate Guarantee to be replaced by another guarantee issued by AMRI (or by another instrument or mechanism) to finally and full release, to the extent legally permissible Lauro 57 from any and all obligations underthe Missouri Corporate Guarantee, conditioned upon the Closingand as and from the Closing Date (for the avoidance of doubt, nothing in this paragraph shall be deemed to limit the Indemnified Parties’ rights to indemnification under the Agreement).

(b)       Should, despite AMRI’s commercially reasonable efforts, the Missouri Corporate Guarantee still be in place at the Closing Date, AMRI and/or Evergreen hereby undertake: (i) to effect the abovementioned replacement promptly after the Closing Date and in any case, within the expiry of the 3rd (third) month thereafter; and (ii) to indemnify and hold Lauro 57 harmless from any and all Losses which Lauro 57 should suffer as a result of the failure by AMRI and/or Evergreen to cause the replacement of the Missouri Corporate Guarantee and the release of Lauro 57 from any obligations thereunder in accordance with letter (a) above, it being understood that the obligation set out in this subclause (b) shall remain effective until the earlier of: (x) the date on which AMRI provides Lauro 57 with evidence that the replacement of the Missouri Corporate Guarantee has occurred and the relevant Missouri Corporate Guarantee be cancelled or no more effective and (y) the expiry of the statute of limitation set out under applicable law for the last claim in time which may be asserted against Lauro 57 as a result of the failure by AMRI and/or Evergreen to cause the replacement of the Missouri Corporate Guarantee and the release of Lauro 57.

5.        Supervisory Board

The Parties hereby agree and acknowledge that:

(a)       Article 5.2(i)(e) shall be wholly replaced as follows: “(e) execute and deliver to the Seller a letter, in the form and substance set forth under Schedule 5.2(i)(e), by means of which the Buyer undertakes to not propose (and, in any case, to vote against) any liability actions (or other judicial actions) against the directors and the statutory auditors, for the activities carried out by the same in their capacity as directors or statutory auditors of each Group Company until the Closing Date provided that in no event shall the foregoing be applicable to any criminal liability.”; and

(b) Article 5.2(ii)(b) and 5.2(ii)(c) shall be wholly replaced as follows: “(b)       have used its best efforts to obtain the resignation of the statutory auditors of the Group Companies as of the Closing; (c)       have caused a shareholders’ meeting of the Group Companies to be validly called for the purpose of electing new directors and, with respect to the Company only and to the extent possible, statutory auditors in substitution of the directors and the statutory auditors ceased from office pursuant hereto according to the instructions which will be supplied by the Buyer; All resignations or other cessation of office provided under this Article 4.5 shall be without cost to the Company concerned, except for the payment of any accrued and unpaid compensation, provided that any amount constituting such compensation shall be considered for all purposes herein as the Closing Date Transaction Costs.”

4

5bis.    Employment Agreement GF

The Parties agree that within July 8, 2016, the Company and GF shall enter into - before the competent trade unions - the amendment and integration agreement of the “Agreement on the Termination of the Employment Relationship” entered into by and between GF and the Company in March 2016 (the GF Termination Agreement) attached hereto as Annex 5bis (the Amendment Termination Agreement GF), in order to set forth that should the Employment Agreement GF be terminated being GF a Good Leaver after the Change in Control (as such term is defined in the GF Termination Agreement) on or before December 31, 2017, the sole amount due to her in accordance with Article 1.3 of the GF Termination Agreement shall be equal to Euro 300.000,00 gross (the Relevant Amount GF), in addition to the mandatory statutory payments (“Spettanze di Fine Rapporto”) set forth under the GF Termination Agreement, which shall be paid by the Company.

In partial derogation to the Agreement and the side letter entered into on May 5, 2016 between the Parties (the Side Letter), the Parties agree as follows:

i.	in partial derogation to Article 3.11 of the Agreement, (a) the Employment Agreement GF shall remain in force and effect as of and after the Closing Date as amended by the Amendment Termination Agreement GF, and therefore (b) the Employment Integration Agreement GF shall not be entered into before the Closing Date;
ii.	the condition precedent set forth in Article 4.8 of the Agreement is deemed as satisfied;
iii.	in derogation to Article 2 of the Side Letter, the Relevant Amount GF shall not be deposited in escrow since it shall be treated as a debt like item and, therefore, included in the calculation of the Provisional Purchase Price;
iv.	it is also agreed between the Parties that should the Company be obliged to pay any possible social security amount on the Relevant Amount GF pursuant to an enforceable order of payment, the Seller shall indemnify the Company on an Euro by Euro basis (without the application of the deductible set forth under Article 9.3 (i));
v.	it is further agreed between the Parties that should (a) GF not apply for the payment of the Relevant Amount GF by December 31, 2017, (b) GF not be entitled to the Relevant Amount GF and, (c) in any other case in which the Relevant Amount GF is not paid to GF by the Company, then AMRI shall pay back to the Seller an amount equal to the Relevant Amount GF within January 30, 2018.

6.       Survival – Interpretation.

The Parties acknowledge and agree that: (a) all the other provisions of the Agreement not expressly amended by this Letter shall remain in full force and effect; and (b) any reference to the Agreement contained in this Letter shall be construed as a reference to the Agreement, as amended by this Letter.

5

7.       Notices.

Any notice or other communication to be given to Evergreen or AMRI LuxCo or under the Agreement shall be given with the modalities set forth under Clause 14.7 of the Agreement to the following addresses:

(a)	Party:	Evergreen S.r.l.

	Address:	via della Moscova 18, 20121 Milan (MI), Italy
	Email:	lori.henderson@amriglobal.com
	Facsimile no.:	+39 02 7788751
	Attn. of:	Mrs. Lori M. Henderson

(a)	Party:	AMRI LuxCo

	Address:	6 Rue Eugene Ruppert, L – 2453, Luxembourg
	Email:	lori.henderson@amriglobal.com
	Attn. of:	Mrs. Lori M. Henderson

8.       Governing law – Arbitration.

Article 15 of the Agreement shall apply, mutatis mutandis, to this Letter.

* * * * *

If you agree with the above, please deliver to us a letter reproducing the contents of this letter, signed by you for full confirmation and acceptance.

Best regards.

AMRI – Albany Molecular Research, Inc.	AMRI - Albany Molecular Research Luxembourg Sàrl

/s/ Lori M. Henderson	/s/ Lori M. Henderson
Name: Lori M. Henderson	Name: Lori M. Henderson
Title: General Counsel, Senior Vice President and Secretary	Title: Category A Manger

Evergreen S.r.l.

/s/ Lori M. Henderson
Name: Lori M. Henderson
Title: Sole Director

For acceptance

Milan, July 7, 2016

Lauro Cinquantasette S.p.A.

/s/ Enrico Ricotta
Name: Enrico Ricotta
Title: Director

6